Exhibit 99.1

Sierra Metals to Release Q3 2019 Financial Results on November 13th, 2019

Shareholder Conference Call and Webcast to be held on Thursday November 14th, 2019 at 10:30 AM EST

TORONTO--(BUSINESS WIRE)--November 1, 2019--Sierra Metals Inc. (TSX: SMT) (NYSE American: SMTS) (BVL: SMT) (“Sierra Metals” or the “Company”) will release its Q3 2019 financial results on Wednesday November 13, 2019 after Market close. Senior Management will also host a webcast and conference call on Thursday November 14, 2019 at 10:30am EST. Details of the Conference Call and Webcast are as follows:

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website:

https://event.on24.com/wcc/r/2078441/086B178C2964FF2D0C39E0D04B8DA8AF

The webcast along with presentation slides will be archived for 180 days on www.sierrametals.com.

Via phone:

For those who prefer to listen by phone, dial-in instructions are below. To ensure your participation, please call approximately five minutes prior to the scheduled start time of the call.

Participant Number (Toll Free North America): (833) 245-9659

Participant Number (Toll Free Peru): 0800-71-476

Participant Number (International): +1 (647) 689-4231

Conference ID: 5678458

About Sierra Metals

Sierra Metals Inc. is a Canadian-based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new discoveries and still has additional brownfield exploration opportunities at all three mines in Peru and Mexico that are within or close proximity to the existing mines. Additionally, the Company has large land packages at all three mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The Company’s Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol “SMT” and on the NYSE American Exchange under the symbol “SMTS”.

For further information regarding Sierra Metals, please visit www.sierrametals.com or contact:

Continue to Follow, Like and Watch our progress:

Web: www.sierrametals.com | Twitter: sierrametals | Facebook: SierraMetalsInc | LinkedIn: Sierra Metals Inc | Instagram: sierrametals

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian and U.S. securities laws related to the Company (collectively, “forward-looking information”). Forward-looking information includes, but is not limited to, statements with respect to the Company’s operations, including anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading “Risk Factors” in our Annual Information Form dated March 28, 2019 in respect of the year ended December 31, 2019 and other risks identified in the Company’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above is not exhaustive of the factors that may affect any of the Company’s forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company’s statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Mike McAllister
Vice President, Investor Relations
Sierra Metals Inc.
Tel: +1 (416) 366-7777
Email: info@sierrametals.com

Igor Gonzales
President & CEO
Sierra Metals Inc.
Tel: +1 (416) 366-7777